UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34164A[1] / January 5, 2021

In the Matter of	:
	:
KKR INCOME OPPORTUNITIES FUND, <u>ET</u> <u>AL</u>.	:
	:
555 California Street, 50th Floor	:
San Francisco, CA 94104	:
	:
201 Rouse Boulevard	:
Philadelphia, PA 19112	:
	:
	:
(812-14951-01)	:
	:

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

KKR Income Opportunities Fund, <u>et al</u>., filed an application on September 13, 2018, and amendments to the application on September 4, 2020 and December 4, 2020, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds and accounts.

On December 11, 2020, a notice of the filing of the application was issued (Investment Company Act Release No. 34138A). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

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[1] The staff is retroactively amending this order to make a technical correction. The original order (Investment Company Act Release No. 34164) erroneously listed SEC file number 812-14951. In this amended order, that erroneous file number has been replaced with the correct file number, 812-14951-01. This correction does not impact the relief granted or its effective date. The same correction has been made to the notice (formerly Investment Company Act Release No. 34138; now 34138A).

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by KKR Income Opportunities Fund, et al. (File No. 812-14951-01) is granted, effective immediately, subject to the conditions contained in the application, as amended.

 For the Commission, by the Division of Investment Management, under delegated authority.

    J. Matthew DeLesDernier
    Deputy Secretary